MONROE FINANCIAL PARTNERS, INC.

Statements of Financial Condition
December 31, 2020 and 2019


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549


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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC FILE NUMBER

8-14045


FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


REPORT FOR THE PERIOD BEGINNING   **01/01/20**   AND ENDING   **12/31/20**

_____


A. REGISTRANT IDENTIFICATION


NAME OF BROKER-DEALER: **Monroe Financial Partners, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 N. Riverside Plaza, Suite 1620

FIRM I.D. NO.

(No and Street)

Chicago   **IL**   **60606**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Carlino   **(312) 327-2530**

(Area Code – Telephone Number)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flaherty Salmin LLP

(Name – *if individual, state last, first, middle name*)

2300 Buffalo Road, Building 200   **Rochester**   **NY**   **14624**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[**X**] Certified Public Accountant

[   ] Public Accountant

[   ] Accountant not resident in United States or any of its possessions.


FOR OFFICIAL USE ONLY


*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See Section 240.17a-5(e)(2)


Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Craig Carlino, swear (or affirm) that, to the best of my knowledge and belief the accompanying Statements of Financial Condition pertaining to the firm of Monroe Financial Partners, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

CFO_____
Title



Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statements of Financial Condition.
- [ ] (c) Statements of Income.
- [ ] (d) Statements of Cash Flows.
- [ ] (e) Statements of Changes in Shareholder's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital Under SEC Rule15c3-1.
- [ ] (h) Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Monroe Financial Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Monroe Financial Partners, Inc. (a wholly owned subsidiary of Monroe Securities Holdings, Inc.) as of December 31, 2020 and 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of Monroe Financial Partners, Inc. as of December 31, 2020 and 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Monroe Financial Partners, Inc.'s management. Our responsibility is to express an opinion on Monroe Financial Partners, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monroe Financial Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Flaherty Salmin LLP

We have served as Monroe Financial Partners, Inc.'s auditor since 2002.

Flaherty Salmin LLP
Rochester, New York

February 25, 2021

1

MONROE FINANCIAL PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2020 AND 2019

ASSETS

	2020	2019
Cash	$ 309,058	$ 176,505
Receivable from Clearing Broker	270,409	473,979
Accounts receivable, trade	-	1,200
Securities in firm account, at fair value	1,886,319	2,703,189
Other assets	98,514	113,360
Property and equipment, net	46,982	78,750
Restricted deposit with Clearing Broker	100,000	100,000
Operating lease right-of-use asset, net	68,708	132,709
Goodwill	4,783,873	4,783,873
Total assets	$ 7,563,863	$ 8,563,565

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

	2020	2019
Accounts payable and other liabilities	$ 216,535	$ 136,294
Securities sold but not yet purchased, at fair value	21,536	106,567
Operating lease liability	97,459	187,951
Total liabilities	335,530	430,812

Shareholder's equity:

	2020	2019
Common stock, par value $.02 per share; authorized 1,000,000 shares; issued and outstanding 383,888 shares	7,678	7,678
Capital in excess of par value	9,975,600	9,300,600
Retained (deficit)	(2,754,945)	(1,175,525)
Total shareholder's equity	7,228,333	8,132,753
Total liabilities and shareholder's equity	$ 7,563,863	$ 8,563,565

See accompanying notes to financial statements

1.   THE COMPANY

Monroe Financial Partners, Inc. (Company) is a securities broker/dealer engaged in the purchase and sale of securities, which executes transactions and introduces them to a Clearing Broker, National Financial Services LLC, on a fully disclosed basis. The Company also provides investment banking services and is a wholly owned subsidiary of Monroe Securities Holdings, Inc.

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) originated in Wuhan, China and has since spread to other countries, including the United States of America. On March 11, 2020, the World Health Organization characterized COVID-19 as a pandemic. In addition, multiple jurisdictions in the United States of America have declared states of emergency. It is anticipated that the impact of COVID-19 will continue for some time. The extent of the future impact on the Company's operational and financial performance is not known as of the date of the report of independent registered public accounting firm.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company reports on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Receivables - The Company has a receivable that arose from trading activity with its Clearing Broker and trade receivables that arose from its investment banking services. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

Securities in Firm Account - Securities in firm account are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) regarding fair value measurements and disclosures. The majority of securities in firm account are comprised of stock in banks and bank holding companies that are transacted in thinly traded markets. The firm also has a significant long position (in aggregate) in various preferred stocks issued by utilities that are transacted in thinly traded markets.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts.

Restricted Deposit with Clearing Broker - Restricted deposit represents the minimum cash balance required to be maintained in a restricted collateral account pursuant to an agreement between the Company and its Clearing Broker.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Goodwill - Goodwill represents the excess of cost over the fair value of net assets acquired at the date of acquisition. In accordance with the ASC regarding goodwill and other intangible assets, goodwill is not amortized, but is evaluated for impairment. The Company performs a qualitative assessment annually to determine, whether it was more likely than not, that the fair value of its goodwill exceeds the carrying value. As of December 31, 2020, and 2019, the Company determined that it was more likely than not that the fair value of its goodwill exceeds the carrying value and no further impairment testing was required. None of the amount allocated to goodwill will be amortized for tax purposes.

Income Taxes - The Company has elected to be taxed as a Qualified Subchapter S Subsidiary with its parent, Monroe Securities Holdings, Inc. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. The Company's income will be reported with its parent and then taxed on the individual income tax returns of the shareholders of Monroe Securities Holdings, Inc.

In accordance with the provisions of the ASC pertaining to accounting for uncertainty in income taxes, the Company evaluates tax positions taken for potential uncertainties. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivables. Credit risk with respect to its receivable from Clearing Broker is minimized as certain losses are insured by SIPC and excess SIPC coverage. Credit risk with respect to its trade receivables is minimized due to the nature of the customer base, which consists of various stable financial institutions. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The credit risk is minimized as the investment securities are insured against certain losses by SIPC and excess SIPC coverage. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in these financial statements.

Reclassifications - Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no effect on reported earnings.

Recently Adopted Accounting Pronouncements - In 2020, the Company adopted the following Accounting Standards Updates (ASU), none of which had a material impact on its financial statements:

ASU No. 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement." ASU No. 2018-13 modifies the disclosure requirements in Topic 820, "Fair Value Measurement," based on the FASB Concepts Statement, "Conceptual Framework for Financial Reporting – Chapter 8: Notes to Financial Statements," including consideration of costs and benefits.

ASU No. 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairments." ASU No. 2017-04 establishes a one-step process for testing goodwill for a decrease in value, requiring a goodwill impairment loss to be measured as the excess of the reporting unit's carrying amount over its fair value. The guidance eliminates the second step of the current two-step process that requires the impairment to be measured as the difference between the implied value of a reporting unit's goodwill with the goodwill's carrying amount.

3.   FAIR VALUE MEASUREMENT

The Company accounts for its securities in accordance with the ASC regarding Fair Value Measurements and Disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standard, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, the use of financial models, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement and include situations where there is little, if any, market activity for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Securities that are listed on a national securities exchange are valued at their last sales price as of the last business day of the period. Long securities traded in the over-the-counter markets are generally valued at the published closing bid price. Short securities traded in the over-the-counter markets are generally valued at the published closing offer price.

For securities where there is no readily ascertainable fair value, reference is made to public market, private transactions or valuations for the securities, as well as for similar securities of comparable companies or assets in the relevant asset class when such amounts are available. If such amounts are not available, metrics that are widely used in the banking industry are applied and often include multiples of book value and multiples of earnings. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

3.   FAIR VALUE MEASUREMENT, Continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

	Level 1	Level 2	Level 3	Total
Assets:				
Common stock				
Banks, thrifts and financial services	$1,076,679	$ 615,074	$ -	$1,691,753
Other	16,386	70,235	-	86,621
Total common stock	1,093,065	685,309	-	1,778,374
Preferred stock				
Utilities	28,231	53,344	4,700	86,275
Other	855	14,540	-	15,395
Total preferred stock	29,086	67,884	4,700	101,670
Preferred trust				
Banks, thrifts and financial services	1,650	-	2,650	4,300
Unit trust				
Real estate	1,975	-	-	1,975
	$1,125,776	$ 753,193	$ 7,350	$1,886,319
Liabilities:				
Common stock				
Banks, thrifts and financial services	$ 2,117	$ 1,928	$ -	$ 4,045
Other	1,741	15,750	-	$ 17,491
Total common stock	$ 3,858	$ 17,678	$ -	$ 21,536

The following table presents a reconciliation of activity for the Level 3 investments for 2020.

	Common Stock	Preferred Stock	Preferred Trust	Total
Balance, beginning of year	$ -	$ 4,558	$ 3,409	$ 7,827
Transfers into level 3	-	-	-	-
Dispositions	-	-	(820)	(819)
Realized gain (loss) on disposition	-	-	50	60
Net unrealized gain (loss) on investments	-	282	11	282
Balance, end of year	$ -	$ 4,700	$ 2,650	$ 7,350

The total unrealized appreciation attributable to Level 3 investments still held at December 31, 2020 is $846 for preferred stock. The total unrealized depreciation attributable to Level 3 investments still held at December 31, 2020 is $2,270 for preferred trust.

3.   FAIR VALUE MEASUREMENT, Continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019.

	Level 1	Level 2	Level 3	Total
Assets:				
Common stock				
Banks, thrifts and financial services	$1,500,843	$ 619,062	$ -	$2,119,905
Other	145,561	119,788	-	265,349
Total common stock	1,646,404	738,850	-	2,385,254
Preferred stock				
Utilities	74,931	205,354	4,418	284,703
Other	6,274	19,347	-	25,621
Total preferred stock	81,205	224,701	4,418	310,324
Preferred trust				
Banks, thrifts and financial services	762	3,440	3,409	7,611
Total assets	$1,728,371	$ 966,991	$ 7,827	$2,703,189
Liabilities:				
Common stock				
Banks, thrifts and financial services	$ 106,567	$ -	$ -	$ 106,567

The following table presents a reconciliation of activity for the Level 3 investments for 2019.

	Common Stock	Preferred Stock	Preferred Trust	Total
Balance, beginning of year	$ -	$ 4,558	$ 1,346	$ 5,904
Transfers into level 3	-	-	2,111	2,111
Net unrealized gain (loss) on investments	-	(140)	(48)	(188)
Balance, end of year	$ -	$ 4,418	$ 3,409	$ 7,827

The total unrealized appreciation attributable to Level 3 investments still held at December 31, 2019 is $564 for preferred stock. The total unrealized depreciation attributable to Level 3 investments still held at December 31, 2019 is $2,281 for preferred trust.

The Company assesses the levels of the investments at each measurement date and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

4.   PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2020	2019
Computer equipment, furniture and fixtures	$ 272,023	$ 272,023
Leasehold improvements	207,928	207,928
	479,951	479,951
Less: Accumulated depreciation	432,969	401,201
	$ 46,982	$ 78,750

5.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,580,235, which was $580,235 in excess of its required net capital of $1,000,000, and a ratio of aggregate indebtedness to net capital of .1552 to 1.

6.   EMPLOYEE BENEFITS

The Company maintains a SIMPLE-IRA Plan for its employees. Employees may defer a percentage of their compensation up to certain IRS limits. The Company's contribution to the plan is up to 3% of each participant's compensation.

7.   RELATED PARTY TRANSACTIONS

The general partner and investment advisor of Siena Capital Partners I, LP (SCPI) and Siena Capital Partners Accredited, LP (SCPA) is Siena Capital Partners GP, LLC (SCPGP). SCPGP is owned by a majority of the shareholders of Monroe Securities Holdings, Inc. (MSHI), the parent company of Monroe Financial Partners, Inc. SCPI and SCPA utilize Monroe Financial Partners, Inc. as a broker/dealer. Monroe Financial Partners, Inc. also provides administrative services to SCPGP and may occasionally execute a trade for an employee.

The Company pays certain expenses of QwickRate, LLC (QR), another wholly owned subsidiary of MSHI. Amounts due from QR are included in other assets and totaled $11,486 and $1.731 as of December 31, 2020 and 2019, respectively.

8.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the fair values of the related securities as of the date of the financial statements and will incur a loss if the fair value of the securities increases subsequent to the date of the financial statements.

9. OPERATING LEASE

The Company's lease portfolio consists of one operating lease agreement for its office space in Chicago, Illinois, which expires December, 2021. The lease agreement included an abatement of rent and a landlord contribution of $90,380.

The operating lease right-of-use asset consists of the following at December 31:

	2020	2019
Operating lease right-of-use asset	$ 192,346	$ 192,346
Less: Accumulated amortization	123,638	59,637
Operating lease right-of-use asset, net	$ 68,708	$ 132,709

Future lease payments are as follows:

Lease payments due in 2021	$102,619
Less: Imputed interest	5,160
Total operating lease liability	$ 97,459

As of December 31, 2020, the weighted average remaining lease term in years is 1.00 and the weighted average discount rate is 5.25%.

The Company is also required to make additional rental payments equal to their share of the common area and property tax costs on a monthly basis. As of January 1, 2021, the additional monthly rental payment totaled $7,253 and the letter of credit security deposit requirement was $25,000.

10. CONTINGENCY

The common stock of the Company has been pledged as security in connection with a bank loan to Monroe Securities Holdings, Inc., the parent company of Monroe Financial Partners, Inc.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm, which is the date the financial statements were available to be issued.

12. RECENTLY ISSUED ACCOUNTING PRONOUCEMENTS

In October 2020, the FASB issued ASU No. 2020-08, "Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable Fees and Other Costs." The amendments in ASU No. 2020-08 clarify that an entity should reevaluate whether a callable debt security is within the scope of the ASC paragraph 310-20-35-33 for each reporting period. This guidance is effective for public business entities for fiscal years beginning after December 15, 2020, and for interim periods within those fiscal years. The Company is currently evaluating the potential effects of this guidance on its financial statements.